Exhibit (a)(25)

EFiled: Mar 30 2012 12:30PM EDT Transaction ID 43392999 Case No. 7372-

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

ALAN R. KAHN,	)
Plaintiff,	) ) ) )
v.	) C.A. No. )
MIDAS, INC., ALAN D. FELDMAN,	)
THOMAS L. BINDLEY, ARCHIE R.	)
DYKES, JAROBIN GILBERT JR., DIANE	)
L. ROUTSON, ROBERT R. SCHOEBERL,	)
TBC CORPORATION and GEARSHIFT	)
MERGER CORP.,	)
Defendants.	) )

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Alan R. Kahn (“Plaintiff”), by his attorneys, for his complaint against defendants, alleges upon personal knowledge as to himself, and upon information and belief as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.     This is a shareholder class action brought by Plaintiff on behalf of himself and all other similarly situated public shareholders of Midas, Inc. (“Midas” or the “Company”) against Midas and its Board of Directors (the “Board” or “Individual Defendants”), to enjoin a proposed buyout (“Buyout”) of the publicly owned shares of Midas’ common stock by TBC Corp. (“TBC”) and its wholly-owned subsidiary Gearshift Merger Corp. (“Gearshift”).

2.     On March 13, 2012, Midas announced that it had entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which TBC will acquire Midas in a cash tender offer at $11.50 per share (the “Buyout Price”). The all-cash transaction is valued at $310 million, comprising $173 million in cash and an additional $137 million of assumed debt. The buyout is expected to close by July 2, 2012.

3.     On March 28, 2012, TBC commenced the Tender Offer with the filing of its Tender Offer Statement on Schedule TO (“TO”) with the Securities and Exchange Commission (“SEC”). Midas filed its Recommendation Statement in connection with the Tender Offer on Schedule 14D-9 with the SEC on the same date (“14D-9” and collectively with the TO, the “Disclosure Documents”). The Tender Offer is currently scheduled to expire 20 business days following the commencement of the offer, unless it is extended. Following the Tender Offer, if TBC owns more than 90% of Midas’ outstanding common stock, including shares acquired following the exercise of a top up option, TBC will complete the Merger in a short form second-step merger without any shareholder vote.

4.     As described below, both the value to Midas shareholders contemplated in the Buyout and the process by which defendants propose to consummate the Buyout, including the dissemination of Disclosure Documents that fail to provide Midas shareholders with material information upon which to make an informed decision with respect to the Buyout, are fundamentally unfair to Plaintiff and the other public shareholders of the Company. Critically, the 14D-9 fails to disclose the Company’s cash flow projections, even though projections of cash flow are among the most important pieces of information for shareholders in deciding whether to accept or reject the Buyout. The Buyout comes at a time when Midas has reported improved performance over its prior year results, which has led to an upswing in market perception about the Company and surely would have been followed by soaring stock prices in years to come. Thus, what management has projected for the Company’s future is critically important to Midas’ shareholders.

5.     Rather than wait to allow the shareholders to reap the benefits of the Company’s improved performance, the Company agreed to a Buyout that is the product of a flawed process designed to ensure the sale of Midas to TBC on terms preferential to TBC and the Company’s insiders, but detrimental to Plaintiff and other public shareholders of Midas.

6.     For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Buyout or, in the event the Buyout is consummated, recover damages resulting from the Defendants’ violations of their fiduciary duties of loyalty, due care and full and fair disclosure.

THE PARTIES

7.     Plaintiff is and has been at all times relevant hereto a shareholder of Midas common stock.

8.     Midas is a Delaware corporation with principle executive offices located in Itasca, Illinois. Midas is one of the world’s largest providers of automotive services with more than 2,250 franchised, licensed and company-owned Midas shops in 14 countries, including nearly 1,500 in the United States and Canada. Midas has been in the business of selling automotive repair franchises since 1956. Through March 2008, the Company’s sole franchise concept was Midas auto repair centers. In April, 2008, Midas acquired the SpeeDee Oil Change and Tune-up franchise system and now sells Midas, SpeeDee and Midas-SpeeDee co-branded franchises. The SpeeDee Oil Change business has 161 auto service centers in the United States and Mexico.

9.     Defendant Alan D. Feldman (“Feldman”) has served as a director of Midas since 2003 and is currently the Chairman, President and Chief Executive Officer (“CEO”). As of March 1, 2011, Feldman beneficially owns 1,065.203 shares of Midas common stock, approximately 7.19% of the shares outstanding. Feldman also owns 949,006 of the Company’s stock options.

10.     Defendant Thomas L. Bindley (“Bindley”) has served as a director of Midas since 1998, and is Chairman of the Company’s Compensation Committee and a member of Midas’ Audit and Finance Committee and Nominating and Corporate Governance Committee.

11.     Defendant Archie R. Dykes (“Dykes”) has served as a director of Midas since 1998, and is Chairman of the Company’s Nominating and Corporate Governance Committee and a member of the Midas’ Audit and Finance Committee and Compensation Committee.

12.     Defendant Jarobin Gilbert Jr. (“Gilbert”) has served as a director of Midas since 1998, and is Chairman of the Company’s Audit and Finance Committee and a member of the Company’s Compensation Committee and Nominating and Corporate Governance Committee.

13.     Defendant Diane L. Routson (“Routson”) has served as a director of Midas since 2003, and is a member of the Company’s Compensation Committee, Audit and Finance Committee and Nominating and Corporate Governance Committee.

14.     Defendant Robert R. Schoeberl (“Schoeberl”) has served as a director of Midas since 1998 and was a member of the Company’s Compensation Committee, Audit and Finance Committee and Nominating and Corporate Governance Committee. Prior to his resignation on January 12, 2012 as a result of a potential conflict of interest, Schoeberl also served as a director and Audit Committee member of TBC.

15.     Defendants Feldman, Bindley, Dykes, Gilbert, Routson and Schoeberl are collectively referred to herein as the “Individual Defendants.”

16.     Defendant TBC is a Delaware corporation with principle executive offices in Palm Beach Gardens, Florida. TBC is one of the nation’s largest marketers of automotive replacement tires. TBC is a wholesale supplier to independent regional tire retailers and distributors throughout the United States, Canada and Mexico. Additionally, TBC’s wholesale group operates Carroll Tire, a regional tire wholesale distributor servicing independent tire dealers across the United States. TBC’s Retail Group operates more than 1200 franchised and company-owned tire and automotive service centers under the brands Tire Kingdom, Merchant’s Tire & Auto Centers, NTB-National Tire & Battery and Big O Tires. TBC is a wholly-owned subsidiary of Sumitomo Corporation of America, the largest subsidiary of Sumitomo Corporation, one of Japan’s major integrated trading and investment business enterprises.

17.     Defendant Gearshift is a Delaware corporation and a direct, wholly-owned subsidiary of TBC that is being used to facilitate the Buyout.

18.     The Individual Defendants, Midas, TBC and Gearshift are collectively referred to herein as “Defendants.”

CLASS ACTION ALLEGATIONS

19.     Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the holders of the common stock of the Company, who have been and/or will be harmed as a result of the wrongful conduct alleged herein (the “Class”). The Class excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

20.     This action is properly maintainable as a class action.

21.     The Class is so numerous that joinder of all members is impracticable. As of November 1, 2011, the Company had over 14.4 million shares of common stock outstanding. Members of the Class are scattered geographically and are so numerous that it is impracticable to bring them all before this Court.

22.     Questions of law and fact exist that are common to the Class, including, among others:

a.     whether the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties owed to Plaintiff and the Class;

b.     whether the Individual Defendants have acted in a reasonable manner designed to maximize value;

c.     whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class;

d.     whether the other defendants have aided and abetted the Individual Defendants’ breach of fiduciary duty; and

e.     whether Plaintiff and the other members of the Class will be irreparably harmed if defendants are not enjoined from continuing the conduct described herein.

23.     Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

24.     The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

25.     Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

THE BUYOUT IS FLAWED AND UNFAIR

AND THE PRODUCT OF THE INDIVIDUAL

DEFENDANTS’ BREACHES OF FIDUCIARY DUTY

Background of the Buyout

26.     According to the 14D-9, the first steps that led to the Buyout occurred in April 2011, when the Company retained J.P. Morgan Securities, Inc. (“J.P. Morgan”) to prepare a valuation analysis of the Company so that the Company could be prepared to evaluate potential offers.

27.     Following an unsolicited offer from a private equity firm in May 2011, the Board determined that the Company should seek strategic alternatives, including a possible sale. On August 11, 2011, the Company issued a press release publicly announcing that it would evaluate strategic and financial alternatives and that it had retained J.P. Morgan to assist the Company in exploring strategic alternatives.

28.     On the next day the Company was contacted by TBC’s financial advisor expressing TBC’s interest in possibly acquiring the Company.

29.     On September 21, 2011, Midas and TBC entered into a non-disclosure and standstill agreement.

30.     After an initial round of due diligence, the Company on November 2, 2011 received a non-binding indication of interest from TBC to acquire the entire Company at $12.00-$14.00 per share in cash, subject to the completion of satisfactory due diligence. Midas’ common stock was trading in the low-$9 per share range at time.

31.     Schoeberl, Midas’ lead director, was also a director of TBC (since 1996), which prompted the Board on November 8, 2011 to form a special committee (the “Special Committee”) that excluded Schoeberl and Feldman (Midas’ CEO). However, rather than hire independent advisors, the Special Committee simply retained the full Board’s financial and legal advisors, J.P. Morgan and Kirkland & Ellis.

32.     Following a second round of due diligence, the Company on January 12, 2012 received a revised indication of interest from TBC, indicating that TBC would be willing to pay between $12.25 and $14.00 per share in cash, dependent upon whether the Company was able to reach a settlement with Mesa S.p.A. (“Mesa”), the licensee of the Midas brand in Europe, concerning a dispute relating to certain license agreements.

33.     The parties then proceeded to exchange drafts of a merger agreement. The Company provided TBC with a draft merger agreement on January 20, 2012, TBC sent its revisions of the merger agreement to the Company on February 7, 2012, and J.P. Morgan sent to TBC a revised draft of the merger agreement on February 16, 2012.

34.     On February 17, 2012, after three rounds of revisions to the merger agreement, TBC notified the Company of the likelihood that it would be lowering its offer price. TBC’s stated justification does not appear to be based on any new information, and TBC’s prior range of $12.25 and $14.00 was provided after it had completed its due diligence.

35.     On February 29, 2012, after further negotiations and revisions to the draft merger agreement, TBC proposed a price of $11.25 per share in cash, a price 8% below the low-end and 20% below the high-end of its prior offer. The 14D-9 does not disclose the reasons for TBC’s dramatically lower offer.

36.     On March 7, 2012, TBC reiterated its proposed price per share of $11.25 and provided the Company with a revised draft of the merger agreement. Later that day, the Company encouraged TBC to make its best and final offer, and succeeding only in getting another $0.25, resulting in the Buyout Price of $11.50 per share, $0.75 below the low end of TBC’s prior range.

37.     On March 12, 2012, the Board approved the Merger Agreement.

38.     On March 13, 2012, Midas and TBC issued a joint press release announcing the proposed Buyout, as well as Feldman’s agreement to support the Buyout through a tender and voting agreement.

The Buyout Price is Inadequate and Unfair

39.     The $11.50 per share price approved by the Individual Defendants does not represent fair value for the Company in that it does not reflect the long-term value of the Company.

40.     Indeed, the Buyout comes at a time when Midas represents a highly attractive acquisition candidate in light of recent financial successes.

41.     On August 4, 2011, the Company issued a press release announcing its financial results for the second quarter 2011 wherein the Company highlighted:

•	Earnings more than doubled to $0.15 per diluted share.

•	All business units, including company-operated shops, were profitable.

•	U.S. comparable shop sales were up 2.2%.

42.     In the Company’s August 11, 2011 press release filed on Form-8K with the SEC, Feldman commented on the Company’s solid progress and noted the Board’s view that the Company’s shares were undervalued in the market:

As we announced in our second quarter earnings release on Aug. 4, the company continues to make solid progress in increasing sales at franchised and company-operated shops, in co-branding of Midas and SpeeDee locations and in improving profitability. Despite the Company’s improving performance, the board feels that the current market valuation of Midas does not reflect the underlying value of its assets and prospects for future growth.

(Emphasis added).

43.     Based on these representations, Midas’ stock prices climbed from $6.58 on August 11, 2011 to a close of $7.77 per share on August 12, 2012.

44.    On October 27, 2011, the Company issued a press release announcing its financial results for the third quarter 2011 wherein the Company highlighted a profit increase of 67 % and an operating margin increase of up by 3.1 percentage points. Further, the Company’s Selling, General & Administrative Expense (SG&A) was down $1.8 million in its third quarter year-to-date. The Company also reported a dramatic increase in sales through co-branding of its Midas and SpeeDee brands, which poised the Company for a massive increase in its consumer presence.

45.     On March 1, 2012, Midas reported financial results for the fourth quarter of fiscal year 2011. The Company reported a net loss of $0.4 million—or $0.03 per diluted share—for the fourth quarter, compared to a net loss of $15.7 million—or $1.14 per diluted share—during the same quarter of the previous year. The Company also reported that its quarterly operating income was $1.4 million, compared to an operating loss of $20.4 million during the same quarter in the prior year.

46.     On March 14, 2012, the Company reported that in 2011, Midas turned a profit of $4 million, or $0.28 per diluted share, compared with a loss of $13.4 million, or $0.97 per diluted share, in 2010.

47.     This improved performance led to an upswing in market perception about the Company and surely would have been followed by soaring stock prices in the years to come.

48.     Rather than waiting to allow the shareholders to reap the benefits of the Company’s solid progress, the Company agreed to a Buyout that is the product of a flawed process and designed to ensure the sale of Midas to TBC on terms preferential to TBC and the Company’s insiders, but detrimental to Plaintiff and other public stockholders of Midas. The terms of the Buyout have deprived and continue to deprive the Midas shareholders of the substantial premium which unfettered and even-handed exposure of the Company to the market could produce.

49.     Although the Buyout Price of $1 1.50 per share represents a 25% premium over the closing price of Midas’ common stock on the day before the Company announced the Buyout, it is a meager 12% premium over the Company’s 52-week high of $10.07 per share on February 3, 2012.

The Buyer-Friendly Terms of the Merger Agreement

50.     On March 15, 2012, the Company filed a Form 8-K with the SEC wherein it disclosed the terms of the Merger Agreement. As part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate together to make the Buyout a fait accompli and ensure that no competing offers will emerge for the Company.

51.     By way of example, Section 2.3 of the Merger Agreement contains an irrevocable Top-Up Option which attempts to circumvent the requirement of a shareholder vote. If TBC does not obtain the minimum number of shares necessary to effectuate the short term merger, then TBC may purchase the number of shares necessary to reach the short-form threshold. The Top-Up Option permits TBC to pursue the merger without a shareholder vote.

52.     Moreover, pursuant to Section 10.3(d) of the Merger Agreement, the Company has agreed to pay a termination fee of $6.88 million payable to TBC in certain circumstances, including if the Company terminates the Merger Agreement because the Board has determined to pursue another alternative superior offer. The termination fee represents roughly 4% of the equity value of the Buyout.

53.     Section 6.2 of the Merger Agreement severely restricts the Board’s ability to enter into discussions and negotiations involving a competing takeover proposal (the “No-Shop Provision”). Specifically, Section 6.2(a) of the No-Shop Provision provides that the Company shall immediately cease any discussions or negotiations with any parties that may be ongoing with respect to any acquisition proposal. Section 6.2(b) provides, among other things, that the Company and its representatives shall not solicit, initiate or otherwise encourage any competing acquisition proposal or provide any party with non-public company information with respect to an acquisition proposal. Further, Section 6.2(f) of the No-Shop Provision provides that the Company must promptly notify TBC of any such competing acquisition proposals.

54.     The Merger Agreement also includes a matching-rights provision. Section 6.3(a) of the Merger Agreement provides that Midas shall give TBC three business days to match any superior competing offer that Midas may receive. Specifically, Midas is required to provide prior written notice to TBC if the Board intends to change its recommendation and permit TBC the opportunity to adjust the terms of the Buyout so that TBC is able to match the terms of any competing offer, prior to the Board approving or recommending any such superior offer.

55.     In connection with the Merger Agreement, as a condition of its willingness to enter into the Merger Agreement, TBC required Feldman to enter into a Tender and Support Agreement. Under the terms of Tender and Support Agreement, Feldman agreed to tender all of his shares in the Tender Offer and vote all of his shares in favor of the Merger Agreement and against any competing acquisition offer. Tender and Support Agreement §§ 1.1, 4.1.

56.     In sum, by acceding to the foregoing protections, the Board has tied its own hands and has deterred other potential bidders.

The Buyout is Designed to Benefit the Company’s Insiders

57.     On August 11, 2011, the Company filed a Form 8-K with the SEC wherein it announced that its Board “will explore and evaluate a range of strategic and financial alternatives to enhance the value for stockholders.”

58.     Approximately six months prior to the announcement that it would explore strategic alternatives, the Company implemented an employee stock option program pursuant to which all executives that held stock options with exercise prices ranging from $15.22 to $23.99 were offered the opportunity to exchange their existing stock options for a lesser number of replacement stock options with an exercise price of $7.52. This option swap was offered to allow management to benefit from sale of company at a price above $7.52 per share.

59.     According to Midas’ Schedule 14A filed with the SEC on April 8, 2011, executive management was able to exchange their out-of-the-money options for 238,483 in-the-money options, having a value of $1.79 million based upon the $7.52 exercise price of the replacement options. Feldman received approximately 151,000 of the replacement options. Indeed, under the terms of the Merger Agreement, all of Feldman’s unvested options will vest and become exercisable. Based upon the Buyout Price, the vested and unvested options owned by Feldman will entitle him to over $3.8 million.

60.     Having decided to put itself up for sale in August of 2011, Midas insiders were interested in deal certainty to achieve their exit strategy and advance their own interests, to the detriment of Plaintiff and the Class.

61.     The Individual Defendants have initiated a process to sell the Company, which imposes heightened fiduciary responsibilities on them and requires enhanced scrutiny by the Court. The Individual Defendants owe fundamental fiduciary obligations to the Company’s shareholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction. In addition, the Individual Defendants have the responsibility to act independently so that the interests of Midas’ shareholders will be protected, and to conduct fair and active bidding procedures and other mechanisms for checking the market to assure that the highest price possible is achieved.

62.     Having failed to maximize the sale price for the Company, the Individual Defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the Company has been improperly valued and shareholders will not receive adequate or fair value for their Midas common stock in the Buyout.

Midas Relied Upon a Conflicted Financial Advisor

63.     Midas’ financial advisor is conflicted. J.P. Morgan, by virtue of its interaction with and investment in one of TBC’s affiliates, Sumitomo Mitsui Financial Group (“SMFG”), could not have acted in the best interest of Midas’ public shareholders. Specifically, as of December 31, 2011, J.P. Morgan reported that it holds over 3.7 million shares of SMFG common stock. Further, J.P. Morgan provided financial services to SMFG during the last 12 months including acting as one of the joint lead managers in connection with a 2011 $1.5 billion Rule 144A/Regulation S debt offering by Sumitomo Mitsui Banking Corp.

64.    The 14D-9 does not disclose J.P. Morgan’s current and prior work for, and interest in, TBC’s affiliate company.

65.    As a result of these conflicts, J.P. Morgan did not provide independent, disinterested financial advice to Midas in connection with the sales process.

The 14D-9 Fails to Disclose Material Information

66.    In addition to the flawed sales process and inadequate Buyout Price, the Buyout is also unfair because the 14D-9 fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information, thereby precluding Midas public shareholders from making an informed decision with respect to the Buyout.

67.    Most significantly, the 14D-9 fails to provide the five-year cash flow projections for the Company. While there is a limited set of projections (sales and adjusted EBIT and EBITDA under different assumptions), there are no projected cash flows and none of the metrics needed to derive cash flow from the limited projections are provided. Projections are among the most highly prized disclosures for shareholders facing a tender offer, such as the proposed Buyout, and are simply absent here. Moreover, five-year cash flow projections are available, because J.P. Morgan used those cash flow projections to conduct its Discounted Cash Flow Analysis.

68.    With respect to the Discounted Cash Flow Analysis, in addition to the glaring absence of cash flow projections, the basis for the unusually low 1.0% to 2.0% perpetual growth rate is not disclosed. Such disclosure is important because that low growth rate does not appear to be supported by the limited projections information disclosed. There is also no disclosure of whether the 10.5% to 11.5% discount rate range includes a small company stock premium.

69.    The 14D-9 fails to disclose J.P. Morgan’s relationship with SMFG, an affiliate of TBC. It is highly material for shareholders to know that J.P. Morgan has an ownership interest in an affiliate of TBC. The work J.P. Morgan has performed for affiliates of TBC and the fees it has derived therefrom are similarly important disclosures to permit shareholders to assess the economic allegiances of Midas’ financial advisor.

70.    Likewise, the 14D-9 fails to disclose the extent of Schoeberl’s involvement in the Buyout prior to the time he determined that he was conflicted as a result of his position as a member of TBC’s Board. Indeed, Schoeberl is the Company’s lead director. Although the 14D-9 discloses that Schoeberl began abstaining from Board meetings concerning the Buyout on November 7, 2011, it does not disclose the extent of Schoeberl’s involvement prior to that time. Schoeberl was a member of TBC’s Board until he resigned in January 2012.

71.    In addition, further information needs to be disclosed in the 14D-9 related to the Top-Up Option, including the mechanics for its operation and trigger, number of authorized and outstanding common shares to date and the trigger amount of shares necessary for TBC to be able to exercise it.

72.    These types of selective omissions of information that do not support the Buyout Price, are misleading and indicative of a 14D-9 drafted to achieve a desired outcome in favor of the Buyout rather than to provide shareholders with a fair and accurate description of the financial advisor’s work.

73.    Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Midas shareholders will continue to suffer absent judicial intervention.

COUNT I

Claim for Breach of Fiduciary Duties

Against the Individual Defendants

74.    Plaintiff repeats and realleges each and every allegation set forth herein.

75.    The Individual Defendants have violated the fiduciary duties owed to the public shareholders of Midas and have acted to put their personal interests ahead of the interests of Midas’ shareholders or acquiesced in those actions by fellow defendants. These defendants have failed to take adequate measures to ensure that the interests of Midas’ shareholders are properly protected and have embarked on a process that avoids competitive bidding and provides TBC with an unfair advantage by effectively excluding other alternative proposals.

76.    By the acts, transactions, and courses of conduct alleged herein, these defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their Midas investment. Plaintiff and other members of the Class will suffer irreparable harm unless the actions of these defendants are enjoined and a fair process is substituted.

77.    By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have breached their fiduciary obligations of loyalty, care and candor owed to Plaintiff and the other members of the Class.

78.    As a result of the actions of defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of Midas’ stock and businesses, and will be prevented from obtaining a fair price for their common stock.

79.    Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class and may consummate the Buyout to the disadvantage of the public shareholders.

80.    Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which these actions threaten to inflict.

COUNT II

Claim Against TBC and Gearshift for Aiding and Abetting

the Individual Defendants’ Breaches of Fiduciary Duties

81.    Plaintiff repeats and realleges each and every allegation set forth herein.

82.    The Individual Defendants breached their fiduciary duties to the Midas shareholders by the wrongful actions alleged herein.

83.    Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of TBC and Gearshift, which, therefore, aided and abetted such breaches through entering into the Buyout.

84.    TBC and Gearshift had knowledge that they were aiding and abetting the Individual Defendants’ breaches of fiduciary duties to Midas’ shareholders.

85.    TBC and Gearshift rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to Midas’ shareholders.

86.    As a result of TBC’s and Gearshift’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.

87.    Unless enjoined by the Court, TBC and Gearshift will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.

88.    Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class, and against the defendants as follows:

A.    Certifying this case as a class action, certifying Plaintiff as Class representative and his counsel as Class counsel;

B.    Preliminarily and permanently enjoining the defendants and all those acting in concert with them from consummating the Buyout;

C.    To the extent that the Buyout is consummated before this Court’s entry of final judgment, rescinding it and setting it aside or awarding rescissory damages;

D.    Enjoining the Individual Defendants from initiating any defensive measures or taking any other actions that would inhibit their ability to maximize value for Midas’ shareholders;

E.    Directing defendants to account to Plaintiff and the Class for all damages suffered by them as a result of defendants’ wrongful conduct alleged herein;

F.    Awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and expenses and, if applicable, pre-judgment and post-judgment interest; and

G.    Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

March 30, 2012	ROSENTHAL, MONHAIT & GODDESS, P.A.

	By:	/s/ P. Bradford deLeeuw
Carmella P. Keener (Del. Bar No. 2810) P. Bradford deLeeuw (Del. Bar No. 3569) 919 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19899 (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL:

GARDY & NOTIS, LLP

James S. Notis

Meagan A. Farmer

Jonathan Adler

501 Fifth Avenue, Suite 1408

New York, NY 10017

(212) 905-0509

HAROLD B. OBSTFELD, P.C.

Harold B. Obstfeld

100 Park Avenue, 20th Floor

New York, NY 10017

(212) 696-1212